Exhibit 99.1

FORM OF TRANSMITTAL LETTER

[AmerInst Logo]

NONTRANSFERABLE SUBSCRIPTION RIGHTS FOR UP TO

995,253 COMMON SHARES

OF AMERINST INSURANCE GROUP, LTD.

DISTRIBUTED TO HOLDERS OF RECORD OF THE COMPANY’S COMMON SHARES

THE RIGHTS OFFERING WILL EXPIRE AT 5:00 P.M., CHICAGO TIME, ON ________, 2006, UNLESS

THE RIGHTS OFFERING IS EXTENDED

____________, 2006

Dear Shareholder:

AmerInst Insurance Group, Ltd. (the “Company”) is pleased to provide details on the Company’s rights offering (the “Rights Offering”) to the holders of record of its common shares, par value $1.00 per share, as of the close of business on April 2, 2006 (the “Record Date”), as described in the enclosed Prospectus, dated __________, 2006 (the “Prospectus”). Shareholders of the Company on the Record Date are receiving subscription rights (the “Rights”) to subscribe for and purchase common shares of the Company. The Rights are described in detail in the Prospectus. Eligible shareholders will receive one Right for each common share held on the Record Date.

The Rights will be evidenced by nontransferable Rights certificates (the “Subscription Rights Certificates”). As described in the accompanying Prospectus, each Right will entitle its holder to subscribe for one common share (the “Basic Subscription Right”). The subscription price for the common shares is $23.33 per share. In addition, each holder who exercises his or her Basic Subscription Right in full will be eligible to subscribe at the same price for common shares that are not otherwise purchased pursuant to the exercise of Rights by other shareholders, subject to availability and pro rata allocation as described below and more fully in the Prospectus (the “Oversubscription Right”).

The Oversubscription Right gives a holder of Rights the opportunity to purchase additional shares in the event that other shareholders do not exercise all of their Basic Subscription Rights. The Oversubscription Right entitles each Rights holder to subscribe for additional shares, not to exceed the difference between (i) the maximum number of shares permitted under the Company’s ownership limitation (12,000 shares) and (ii) the total of the number of common shares currently owned by such Rights holder and the number of shares purchased pursuant to such Rights holder’s Basic Subscription Right, subject to proration, as more fully described in the Prospectus.

The Oversubscription Right will only be available to a holder of Rights if the holder of Rights fully exercises his or her Basic Subscription Rights. Although each holder of Rights is guaranteed the right, pursuant to his or her Basic Subscription Right, to purchase that number of shares equal to the number of Rights received in the offering, the holder may not be able to purchase all (or possibly any) of the shares such holder seeks to purchase pursuant to his or her Oversubscription Right. See “The Rights Offering – The Subscription Rights – Oversubscription Right” in the Prospectus.

If you exercise your Basic Subscription Right in full, then as soon as practicable after the Expiration Date (as hereinafter defined), USA Risk Group of Vermont, Inc., acting as our

“Subscription Agent,” will notify you of the number of shares subject to oversubscription rights. If you have exercised your Basic Subscription Right in full and wish to exercise your Oversubscription Right, you must exercise your Oversubscription Right by ________, 2006 (the “Oversubscription Deadline”). If you exercise your Oversubscription Right by the Oversubscription Deadline, then as soon as practicable after the Oversubscription Deadline, the Subscription Agent will determine the number of shares that you will be deemed to purchase pursuant to your Oversubscription Right. You will receive a certificate representing our common shares you purchase as soon as practicable thereafter. Subject to state securities laws and regulations, we have the discretion to delay allocation and distribution of any and all shares to shareholders who are affected by such regulations and elect to participate in the Rights Offering, including shares that we issue with respect to your Basic Subscription Right or Oversubscription Right, in order to comply with state securities laws. If you request and pay for more shares than are allocated to you, that overpayment will be held by the Subscription Agent pending the completion of this Rights Offering and will be refunded to you, without interest, promptly thereafter.

Enclosed are copies of the following documents:

1.	the Prospectus;
2.	Instructions as to Use of AmerInst Subscription Rights Certificates and Oversubscription Right Exercise Forms;
3.	your Subscription Rights Certificate;
4.	an Oversubscription Right Exercise Form; and
5.	a return envelope addressed to USA Risk Group of Vermont, Inc., the subscription agent for the Rights Offering.

The Prospectus describes the Rights Offering and the procedure to follow if you choose to exercise your Rights. Please read the Prospectus and other enclosed materials carefully.

Your prompt action is requested. The Rights Offering will expire at 5:00 p.m., Chicago time, on __________, 2006, unless extended by the Company in its sole discretion (the “Expiration Date”). The Company may terminate the Rights Offering at any time prior to the Expiration Date for any reason.

To exercise your Rights, you must deliver a properly completed and executed Subscription Rights Certificate and payment in full (including final clearance of any checks) for all of the common shares subscribed for pursuant to your Basic Subscription Rights to the Subscription Agent prior to the Expiration Date, as indicated in the Prospectus.

A Rights holder cannot revoke the exercise of its Rights (though the holder may increase the number of shares for which the right is exercised, as set forth in the prospectus). Rights not exercised prior to the Expiration Date will expire.

Additional copies of the enclosed materials may be obtained from USA Risk Group of Vermont, Inc., P.O. Box 1330, Montpelier, Vermont, 05601-1330, (800) 422-8141.

We are pleased to offer you this opportunity and hope that you will consider a further investment in the Company.

Sincerely,

Ronald S. Katch

Chairman